DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

October 7, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on September 23, 2011
File No. 333-175514

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 6, 2011, to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), filed by the Company with the Commission on September 23, 2011.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 4 to the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Exhibit 5.1

1.	Given that the amended and restated certificate of incorporation will be filed prior to effectiveness of the registration statement, please revise the fifth paragraph of the opinion to remove the contingency related to the amended and restated certificate.

October 7, 2011

Page Two

RESPONSE: In response to the Staff’s comment, we revised the fifth paragraph of the opinion to remove the contingency related to the amended and restated certificate.

2.	We note your reference to the issuance of shares upon the exercise of options by selling stockholders prior to the completion of this offering. As we are unable to locate related disclosure in the registration statement, it is unclear why you have included these shares in the opinion. Please revise or advise.

RESPONSE: In response to the Staff’s comment, we have revised the opinion and added disclosure to the registration statement to clarify that two of the three selling stockholders will be exercising outstanding stock options held by such selling stockholders in connection with selling shares in the offering.

3.	We note the restrictions contained in the last paragraph of the opinion. Please remove the limitation contained in the first sentence of that paragraph as investors are entitled to rely upon the opinion.

RESPONSE: In response to the Staff’s comment, we removed the limitation contained in the first sentence of the last paragraph.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker

Jeffrey C. Thacker

Partner